EXHIBIT 21

SUBSIDIARIES OF ALPHA PRO TECH, LTD.

Name of Subsidiary	State of Incorporation
Alpha Pro Tech, Inc.	Oklahoma
Alpha ProTech Engineered Products, Inc.	Delaware